U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 11-K

                                ANNUAL REPORT

       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

MARK ONE:

  (x)  Annual report pursuant to Section 15(d) of the Securities
       Exchange Act of 1934 (NO FEE REQUIRED)

                For the fiscal year ended December 31, 2004

                                       OR

  ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the Transition period From            to
                                      ----------    ----------

                      Commission file number 0-25286

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CASCADE FINANCIAL CORP. 401(k) Salary Deferral and Profit Sharing Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Cascade Financial Corporation
       2828 Colby Avenue
       Everett, Washington  98201

       THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                        CASCADE FINANCIAL CORPORATION
                          401(k) SALARY DEFERRAL AND
                             PROFIT SHARING PLAN

                       REPORT OF INDEPENDENT REGISTERED
                            PUBLIC ACCOUNTING FIRM
                                     and
                            FINANCIAL STATEMENTS

                         DECEMBER 31, 2004 AND 2003

CONTENTS
--------
                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS
    Statement of net assets available for benefits                           2
    Statement of changes in net assets available for benefits                3
    Notes to financial statements                                          4-8

SUPPLEMENTAL SCHEDULE
    Schedule H, Line 4i - schedule of assets (held at end of year)
     - December 31, 2004                                                     9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Cascade Financial Corporation
     401(k) Salary Deferral and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements at December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS, LLP

Everett, Washington
June 14, 2005

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             DECEMBER 31,
                                                        ----------------------
                                                          2004          2003
ASSETS                                                  --------      --------
   Participant directed investments at fair value
     Money market funds                                $   11,789    $   24,742
     Common stock of Cascade Financial Corporation      2,388,014     2,394,876
     Mutual funds                                       2,825,648     1,996,106
     Common commingled trust fund at contract value       473,654       411,476
     Loans to participants                                 79,389        93,658
                                                        ---------     ---------
NET ASSETS AVAILABLE FOR BENEFITS                      $5,778,494    $4,920,858
                                                        =========     =========

See accompanying notes.                                                       2

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                        -----------------------
                                                           2004         2003
ADDITIONS TO NET ASSETS AVAILABLE FOR                   -----------------------
    BENEFITS ATTRIBUTED TO
  Investment income
    Interest and dividends                             $   41,264    $   30,156
    Net appreciation (depreciation) in fair value
        of investments
      Common stock of Cascade Financial Corporation       (60,343)    1,228,231
      Mutual funds                                        317,337       439,854
                                                        ---------     ---------
      Total investment income                             298,258     1,698,241
                                                        ---------     ---------
  Contributions
    Sponsor                                               213,163       171,506
    Participants                                          539,922       437,759
    Rollover                                               85,737        42,374
                                                        ---------     ---------
                                                          838,822       651,639
                                                        ---------     ---------
      Total additions, net                              1,137,080     2,349,880

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
  BENEFITS ATTRIBUTED TO BENEFITS PAID
  TO PARTICIPANTS                                         279,444       647,644
                                                        ---------     ---------
      Net increase in net assets available
         for benefits                                     857,636     1,702,236

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                     4,920,858     3,218,622
                                                        ---------     ---------
  End of year                                          $5,778,494    $4,920,858
                                                        =========     =========

3                                                       See accompanying notes.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation
------------------------------------------------------

The following description of the Cascade Financial Corporation 401(k) Salary Deferral and Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for employees of Cascade Financial Corporation (Sponsor) who are at least 18 years of age. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Administration - The Sponsor has appointed an administrative committee to oversee the Plan. Circle Trust Company serves as the Trustee and the Plan is administered by NW Plan Services, Inc.

Eligibility, contributions and participants' accounts - All nonunion employees of the Sponsor who are age 18 or older are eligible to participate in the Plan after completing one hour of service, and become eligible for employer contributions immediately following completion of one year of service. To complete one year of service, as defined by the Plan, a participant must complete at least 1,000 hours of service within that year.

Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), allocations of employer matching contributions, any discretionary contributions from the Sponsor and earnings thereon. Annual Sponsor matching contributions and discretionary contributions are determined by the board of directors of the Sponsor. No discretionary contributions were made in 2004 or 2003.

Participants are able to contribute from 1% to 60% of their pretax compensation, subject to limits established under the Internal Revenue Code
(IRC). Participants may also contribute amounts representing distributions from other qualified plans. The Sponsor's matching contribution is 50 cents for each dollar contributed up to $6,000. The employee must be employed as of the last day of the Plan year to be eligible for employer matching or discretionary contributions.

Participants have the option of directing their account balance in 1% increments into any one or more of the Plan's investment fund options. The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contribution elections. The Plan currently offers a common commingled trust fund, mutual funds and Sponsor common stock as investment options for participants.

Participant accounts are valued daily based on quoted market prices. Participants may change their investment elections and make transfers between investment options daily.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation (continued)
------------------------------------------------------------------

The Plan provides for various investment fund options which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Vesting - Participants are immediately vested in their contributions and earnings thereon. Vesting of the Sponsor's contribution and earnings thereon is based on years of credited service of participants. Effective January 1, 2004, the Plan was amended to change the vesting schedule from a six-year vesting schedule to the following five-year vesting schedule:

        Years of Vesting             Vested
             Service               Percentage
     --------------------------    ----------
     Less than 1                        0
     At least 1 but less than 2        20
     At least 2 but less than 3        40
     At least 3 but less than 4        60
     At least 4 but less than 5        80
     5 or more                        100


Participants become generally fully vested at the age of 65, upon the participant's death or upon permanent disability.

Forfeitures of nonvested Sponsor contributions are used to reduce future Sponsor contributions. Unallocated forfeitures totaled $11,785 and $5,645 at December 31, 2004 and 2003, respectively. Subsequent to year-end 2004 and 2003, Sponsor contributions were reduced by $11,785 and $5,645, respectively, as a result of forfeited nonvested account balances.

Participant loans - Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. New loan terms range from one to five years. Loans are secured by the remaining vested balance in the participant's account and bear interest at prime plus 1%. At December 31, 2004 and 2003, interest rates range from 5.0% to 10.5%. Principal and interest are paid ratably through semi-monthly payroll deductions. As of December 31, 2004, loans mature through 2009.

Payment of Plan benefits - Distributions are paid in a single lump sum. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan and Basis of Presentation (continued)
------------------------------------------------------------------

Plan expenses - Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan. During 2004 and 2003, the Sponsor paid Plan expenses of approximately $19,000 and $17,000, respectively.

Plan termination - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of presentation and accounting - The Plan's financial statements are presented on the accrual basis of accounting.

Investments - The investment in the Sponsor's common stock, which is traded on the NASDAQ Small Cap Market under the symbol CASB, is valued at the last reported sales price before the end of the Plan year. The investments in mutual funds are stated at fair value based on quoted market prices. Loans to participants are valued at their unpaid principal value.

The Capital Preservation Fund is a common co-mingled trust fund. The investment is recorded at contract value, which approximates fair value. The effective yield of the Capital Preservation Fund was 3.65% and 4.49%, respectively, for the years ended December 31, 2004 and 2003, respectively.

Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses. Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded when earned. Dividends are recorded on the dividend date.

Benefit payments - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3 - Tax Status
-------------------

The Internal Revenue Service has determined and informed the Sponsor by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Party In Interest Transactions
---------------------------------------

Certain Plan assets are invested in a money market fund held by the Trustee in 2003 and the Sponsors' common stock in 2004 and 2003, and therefore these transactions qualify as party in interest transactions.

Note 5 - Investments
--------------------

The following table presents the assets held for investment purposes at December 31:

                                                       Investment Value
                                                    -----------------------
                                                      2004           2003
Money market funds                                  -----------------------
  Circle Trust Liquidity Fund                     $        -     $   24,203
  American Cash Management                            11,789            539
Common stock
  Cascade Financial Corporation                    2,388,014      2,394,876
Mutual and common co-mingled trust funds
  Davis NY Venture, Large Cap Fund                 1,130,983        918,767
  CTC Capital Preservation Fund                      473,654        411,476
  Van Kampen, Large Cap, Growth & Income Fund        322,121        225,631
  Growth Fund of America, Large Cap Growth Fund      257,589        163,630
  Alger, Mid Cap Growth & Income Fund
    Stock Fund                                       152,729        109,929
  First Eagle SoGen Overseas, Foreign Equity         167,062        109,548
  PIMCO, Real Return Bond Fund                       174,271        107,949
  PIMCO, Small Cap Value Fund                        154,526         96,614
  American, U.S. Government Securities Fund          124,336         91,263
  Lord Abbott, Mid Cap Fund                          140,578         73,623
  Van Kampen, Equity & Income Fund                   134,133         67,434
  Columbia, Acorn Fund Class A                        51,283              -
  AIM, Small Cap Growth Fund                               -         28,026
  American, Fundamental Investors Fund                     -          2,041
  American, New Perspective Fund                      16,037          1,651
                                                   ---------      ---------
     Total                                         5,699,105      4,827,200

Loans to participants                                 79,389         93,658
                                                   ---------      ---------
     Total investments                            $5,778,494     $4,920,858
                                                   =========      =========

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Subsequent Event
-------------------------

During 2004, the Sponsor acquired Issaquah Bancshares, Inc., whose employees participated in the Issaquah Bank 401(k) Savings Plan through December 31, 2004. Effective January 1, 2005, the participant accounts of the Issaquah Bank 401(k) Savings Plan totaling $928,154 were transferred into the Plan.

SUPPLEMENTAL SCHEDULE
---------------------

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

                                         (c)
                                    DESCRIPTION OF
                                      INVESTMENT
                                      INCLUDING
                                      MATURITY
                                     DATE, RATE
              (b)                    OF INTEREST,
      IDENTITY OF ISSUER,             COLLATERAL,                       (e)
       BORROWER, LESSOR,                PAR OR               (d)      CURRENT
(a)    OR SIMILAR PARTY             MATURITY VALUE          COST**     VALUE
--- -------------------------   -------------------------   ------   ----------
    American Cash Management    Money Market                         $   11,789
    Davis NY Venture            Large Cap Fund                        1,130,983
    Gartmore Morley             CTC Capital Preservation
                                  Fund                                  473,654
    Van Kampen                  Large Cap, Growth & Income
                                  Fund                                  322,121
    Growth Fund of America      Large Cap Growth Fund                   257,589
    Alger                       Mid Cap Growth Fund                     152,729
    First Eagle SoGen Overseas  Foreign Equity Stock Fund               167,062
    PIMCO                       Real Return Bond Fund                   174,271
    PIMCO                       Small Cap Value Fund                    154,526
    American                    U.S. Government Securities
                                  Fund                                  124,336
    Lord Abbott                 Mid Cap Value Fund                      140,578
    Van Kampen                  Equity & Income Fund                    134,133
    American                    New Perspective Fund                     16,037
    Columbia                    Acorn Fund Class A                       51,283
*   Cascade Financial
      Corporation               Common Stock                          2,388,014
    Various participants        Loans to participants -
                                  interest at 5.0% to 10.50%
                                  maturing through 2009         0        79,389
                                                                      ---------
                                                                     $5,778,494
                                                                      =========
*   Party-in-interest as defined by ERISA
** Cost omitted with respect to participant directed transactions under an individual account plan

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN


                                     SIGNATURE
                                     ---------

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Cascade Financial Corporation 401(k)
                                        Salary Deferral and Profit Sharing Plan

Date:  June 22, 2005                     By: /s/ Lars H. Johnson
                                             ------------------------------
                                             Lars H. Johnson
                                             Chief Financial Officer

CASCADE FINANCIAL CORPORATION
401(k) SALARY DEFERRAL AND PROFIT SHARING PLAN


                                   EXHIBIT INDEX
                                   -------------

The following documents are filed as part of this report:

Exhibit No.      Exhibit
-----------    -----------
   23.1        Consent of Independent Registered Public
                  Accountants - Moss Adams LLP